Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 21, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-91

Date:	April 21, 2010

To:	CBOE Membership

From:	Office of the Secretary

Re:	Record Date Notice for Membership Vote on Demutualization

Chicago Board Options Exchange, Incorporated (“CBOE”) will be holding a special meeting of members (“Special Meeting”) for the purpose of voting on CBOE’s proposed demutualization.

We expect that the close of business on Monday April 26, 2010 will be set as the record date for the Special Meeting (“Record Date”). All members who are eligible to vote, under Section 2.6 of the Constitution and Rule 3.19.02, as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Special Meeting and any adjournment thereof.

CBOE will notify the membership of the date of the Special Meeting when it has been set as well as when the voting materials will be sent out.  We anticipate holding a membership vote on the demutualization in late May 2010.

If you have any questions regarding this circular, please contact Jaime Galvan at (312) 786-7058 or Joanne Moffic-Silver at (312) 786-7462.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.